June 8, 2006

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, DC 20549

Dear Mr. Nolan:

I am writing in response to your letter of May 26, 2006 regarding Form 10K for the year ended December 31, 2005. Items questioned are outlined in order.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13, and Note 1 – Summary of Significant Accounting Policies, page 29

•	The Summary of Significant Accounting Policies on page 29 is a general overview of all policies. We believe that it is presented in accordance with Statement of the Financial Accounting Standards (FAS) No. 114, Accounting by Creditors for Impairment of a Loan, and therefore is meant to provide the reader of the financial statements with the general policies applicable to the statements as presented. However, we believe that it is appropriate that in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section we provide the reader with a more comprehensive explanation of the process that management employs on an ongoing basis in determining the adequacy of the allowance for loan losses.

•	Impaired loans are determined in accordance with FAS No. 114. By definition, a loan is impaired when it is probable that a creditor will be unable to collect all amounts due, including principal and interest, according to the contractual terms and schedules of the loan agreement. Restructured loans are determined based upon the FFIEC Call Report instructions which define a troubled debt restructuring as a restructuring in which a bank, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. From time to time a loan which has been restructured has failed to perform under the renegotiated terms of the agreement and would then fit the description of an impaired loan. When this condition is evident, we will record the loan as impaired in future filings. The table on page 9 does not provide for the category of impaired loans so those loans, which had previously been restructured, are reported as restructured or renegotiated loans. The table on page 37 classifies loans by their most restrictive category and does not take renegotiated loans into consideration. The loan of $461,000 in 2004 was impaired and we believed that the most complete description would be to list it as impaired rather than renegotiated. In determining the allowance portion assigned to this loan, we use the shortfall of the collateral value or discounted cash flow analysis compared to the loan value as the amount necessary in the allowance.

•	Management does their own evaluation of all loans and determines various risk factors based upon the current environment, historical knowledge and other factors of which management has specific knowledge. We use this information on a quarterly basis to determine the adequacy of the allowance for loan losses. In order to assist in validating our risk analysis, we have employed the services of an outside loan review agency to evaluate our internal assessment of individually large loan relationships from an independent viewpoint. In essence, we use the outside loan review agency to verify our internal analysis and not to determine risk factors for management to use. Using the services of an independent loan review agency to verify the grade given to loans increases the integrity of that determination. The outside loan review agency employed has many years of experience, mainly in a regulatory capacity, and can independently validate the risk grade of loans.

We understand that we are responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Maureen H. Beilman
Maureen H. Beilman
Chief Financial Officer